pSivida Announces Sale of
American Depositary Shares and Warrants

Boston, MA. and Perth, Australia (July 2, 2007) - pSivida Limited (NASDAQ:PSDV, ASX:PSD, Xetra:PSI), today announced that on June 29, 2007 it entered into definitive agreements to raise approximately US$18.0 million (A$21.3 million) in gross proceeds in a registered direct offering through the sale of its NASDAQ-traded ADSs and warrants to purchase ADSs, including US$6.5 million (A$7.7 million) to Pfizer Inc. Pfizer’s investment is pursuant to the terms of the Collaborative Research and License Agreement, dated as of April 3, 2007.

The Company estimates that net proceeds from the offering will be approximately US$16.3 million (A$19.4 million), after deducting placement agent fees and estimated offering expenses. pSivida has entered into subscription agreements with primarily institutional investors pursuant to which it has agreed to sell a total of 14,402,000 units, for a purchase price of US$1.25 (A$1.48) per unit. Each unit consists of (i) one ADS, representing ten ordinary shares, and (ii) one warrant to purchase 0.40 ADSs, with a warrant exercise price of US$1.65 (A$1.96) per ADS. Units will not be issued or certificated. The ADSs and warrants are immediately separable and will be issued separately. The warrants will be exercisable from the date of issuance through the fifth anniversary of the issuance. The closing of the transaction is scheduled to occur on or about July 5, 2007, subject to the satisfaction of customary closing conditions, except that the closing of the sale of units to Pfizer will occur on or about July 13, 2007. Cowen and Company, LLC, acted as lead placement agent and JMP Securities LLC acted as co-agent in this offering.

The ADSs and warrants were offered under pSivida’s effective shelf registration statement previously filed with the Securities and Exchange Commission on March 6, 2007, which registration statement became effective on March 9, 2007. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction. Any offer will be made only by means of a prospectus, including a prospectus supplement, forming a part of the effective registration statement. Copies of the final prospectus supplement together with the accompanying prospectus can be obtained at the SEC's website at http://www.sec.gov or from the offices of Cowen and Company, LLC c/o ADP, 1155 Long Island Avenue, Edgewood, NY 11717, Attn: Prospectus Department (631) 254-7106.

Released by:
pSivida Limited Brian Leedman Vice President, Investor Relations pSivida Limited Tel: + 61 8 9327 8905 brianl@psivida.com	US Public Relations Beverly Jedynak President Martin E. Janis & Company, Inc Tel: +1 (312) 943 1100 ext. 12 bjedynak@janispr.com	European Public Relations Eva Reuter Accent Marketing Limited Tel: +49 (254) 393 0740 e.reuter@e-reuter-ir.com

NOTES TO EDITORS:

pSivida is a global bio-nanotech company committed to the biomedical sector and the development of drug delivery products. Retisert™ is FDA approved for the treatment of uveitis. Vitrasert® is FDA approved for the treatment of AIDS-related CMV Retinitis. Bausch & Lomb own the trademarks Vitrasert® and Retisert™. pSivida has licensed the technologies underlying both of these products to Bausch & Lomb. The technology underlying Medidur™ for diabetic macular edema is licensed to Alimera Sciences and is in Phase III clinical trials.

pSivida owns the rights to develop and commercialize a modified form of silicon (porosified or nano-structured silicon) known as BioSilicon™, which has applications in drug delivery, wound healing, orthopedics, and tissue engineering. The most advanced BioSilicon™ product, BrachySil™ delivers a therapeutic, P32 directly to solid tumors and is presently in Phase II clinical trials for the treatment of pancreatic cancer.

pSivida’s intellectual property portfolio consists of 76 patent families, 95 granted patents, including patents accepted for issuance, and over 300 patent applications. pSivida conducts its operations from offices and facilities near Boston in the United States, Malvern in the United Kingdom and Perth in Australia.

pSivida is listed on NASDAQ (PSDV), the Australian Stock Exchange (PSD) and on the Frankfurt Stock Exchange on the XETRA system (German Symbol: PSI. Securities Code (WKN) 358705). pSivida is a founding member of the NASDAQ Health Care Index and the Merrill Lynch Nanotechnology Index.

This release contains forward-looking statements that involve risks and uncertainties. Although we believe that the expectations reflected in such forward-looking statements are reasonable at this time, we can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Actual results could differ materially from those anticipated in these forward-looking statements due to many important that are contained in cautionary statements in the Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, including, without limitation, under Item 3.D, "Risk Factors" therein. We do not undertake to update any oral or written forward-looking statements that may be made by or on behalf of pSivida.